PRESS RELEASE

Banro Provides a Corporate Update

Toronto, Canada - December 30, 2016 – Banro Corporation (the “Company”) (NYSE MKT - "BAA"; TSX - "BAA") announces that it has received notice from the NYSE MKT LLC (the "NYSE MKT") pursuant to Section 1003(f)(v) of the NYSE MKT's Company Guide that, due to the Company's current low selling share price, the Company's continued listing on the NYSE MKT is contingent upon the Company effecting a share consolidation or otherwise demonstrating a sustained improvement in its share price within the next six months (or such longer period as may be agreed to by the NYSE MKT).

The Company remains focussed on the replacement of its Senior Secured Notes maturing March 2017, and will update the market accordingly as it continues forward.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and on production at its second gold mine at Namoya, where commercial production was declared effective January 1, 2016. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact:
Martin Jones
+1 (416) 366-2221, Ext. 3213
+1-800-714-7938, Ext. 3213
info@banro.com